December 3, 2007

VIA E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ITC^DeltaCom, Inc. (the “Company”)
Registration Statement on Form S-1
Filed August 31, 2007
File No. 333-145818

Form 10-K for the fiscal year ended December 31, 2006
Filed March 29, 2007

Form 10-Q for the quarter ended June 30, 2007
File No. 1-8497

Ladies and Gentlemen:

As orally requested by the staff on November 30, 2007, ITC^DeltaCom, Inc. (the “Company”) hereby submits supplemental information in support of its responses dated November 28 and November 29, 2007 to comment 1 on the reviewed filings contained in the staff’s letter to the Company dated November 19, 2007. The supplemental information is set forth directly following comment 1 duplicated below.

Form 10-K – December 31, 2006

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-9

Customer Acquisition Costs, page F-11

1. We note your response to prior comment 5. We continue to believe that the third-party installation costs are under the scope of Questions 3 and 4 of SAB Topic 13(A (3)(f). As such, the incremental direct costs incurred related to the acquisition or origination of a customer contract that may or may not generate deferred revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. Accordingly, if the

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December 3, 2007

third-party installation costs can be recovered over the initial contract term for each specific customer (i.e. a specific contractual arrangement exists, the contractual arrangement is legally enforceable, management intends to enforce the contractual arrangement and probable and objectively supportable net margins exist during the initial term of the contractual arrangement to support the recoverability of the deferred costs), you should recognize such costs over the period of the contract. Since you amortize the installation and acquisition costs over the two-year average initial customer contract, you should revise to limit the amortization period to the initial contract term for each specific customer. You should expense any excess installation costs (the portion that cannot be recovered over the initial contract term) immediately. If you are unable to recover the installation costs, you should revise to expense such costs immediately. If a customer terminates its contract during the initial contract term, the related customer installation costs should be written off.

As indicated in its responses dated November 28 and November 29, 2007 to this comment, and as further discussed with the staff on November 30, 2007, in evaluating an amortization method and life for deferred customer acquisition costs, the Company determined under the applicable guidance that utilizing a 24-month amortization period for capitalized customer acquisition costs is appropriate and provides both a systematic and reasonable basis for amortizing such costs. Paragraph 4 of SFAS 91 expressly permits the aggregation of similar contracts for purposes of recognizing net fees or costs if the resulting recognition does not differ materially from the amount that would be recognized on an individual contract basis.

As requested by the staff on November 30, the Company has provided in this letter a materiality analysis under Statement 91 and SAB 99 of the differences for the fiscal periods presented between:

•	the amortization expense actually recorded by the Company in utilizing a 24-month amortization period for customer acquisition costs; and

•

amortization expense calculated on an individual contract basis in which such costs are amortized over the actual initial contract lives of the customer contracts originated during all of the fiscal periods presented.

In accordance with the staff’s request, the Company has performed the foregoing analysis for each of fiscal years 2004, 2005 and 2006 and the nine months ended September 30, 2007, as well as of December 31, 2005 and 2006 and as of September 30, 2007.

Conclusion

Based on its analysis, as discussed below, the Company has concluded as follows with respect to its use of a 24-month amortization period for capitalized customer acquisition costs:

SFAS 91. The Company has concluded under paragraph 4 of Statement 91 that, as previously represented to the staff, the amortization of deferred customer acquisition costs actually recorded on the aggregation of contracts basis used by the Company did not differ materially for any fiscal periods presented from the amortization of such costs calculated on an individual contract basis. If the Company had amortized deferred customer acquisition costs over the actual contract lives of the customer contracts originated during the applicable fiscal period, rather than amortizing those costs over 24 months, total depreciation and amortization expense would have decreased from recorded expense by 1.7%% in fiscal 2004, 4.0% in fiscal 2005 and 0.2% in fiscal 2006, and would have increased over recorded expense by 2.2% in the nine months ended September 30, 2007.

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December 3, 2007

SAB 99. Although the Company has provided the analysis outlined by SAB 99, it does not believe that differences resulting from the application of two acceptable methods of accounting principle should be viewed as misstatements considered by the examples in SAB 99. The Company has applied generally accepted accounting principles in accounting for its amortization of deferred customer acquisition costs. The Company believes that it has demonstrated that its use of the aggregation of contracts method related to such costs is appropriate under paragraph 4 of Statement 91 because expense under the aggregation method does not differ materially from expense under a contract-by-contract calculation. Any difference between these methods does not reflect an error or misstatement in the financial statements, but rather reflects an immaterial difference between the application of two accounting methods. The Company has used the aggregation method for all fiscal periods presented because the result does not differ materially among periods and because it reinforces the expectation that an accounting principle has been consistently applied.

In applying the guidance in SAB 99 as requested by the staff, the Company has concluded that the income statement or balance sheet effect of the difference in amortization expense between expense recorded under the aggregation of contracts basis used by the Company and expense calculated on an individual contract basis was not material for any fiscal period presented. The Company’s conclusion is based on an evaluation of all relevant factors identified in SAB 99 and its determination that a reasonable user of the Company’s financial statements would not consider such differences to be material nor reach a different assessment of the Company’s operating results or financial condition.

Presentation of Amortization Expense Data

On Attachment A to this letter, the Company has presented a quantitative analysis for each fiscal period presented of the effect on relevant income statement and balance sheet line items of amortization expense for deferred customer acquisition costs calculated on an individual contract basis. For each period presented, amortization expense calculated on an individual contract basis is shown under the heading “As If.” Amortization expense for deferred customer acquisition costs actually recorded by the Company utilizing a 24-month amortization period under the heading “As Reported.”

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December 3, 2007

Consistent with the presentation in its November 29 submission to the staff, the Company has set forth on Attachment A for each fiscal period presented the amortization expense it would have recorded for such period if it had amortized deferred customer acquisition costs over the actual contract lives of the customer contracts originated in that period, as adjusted for the accelerated write-off of any deferred customer acquisition costs associated with customer contracts that were canceled during the period. The customer contracts had the following weighted average initial contract terms for the fiscal periods presented (in months):

Fiscal Period	Weighted Average Initial Contract Term
FY 2004	32.3
FY 2005	30.5
FY 2006	30.9
Nine months ended 9/30/07	33.2

New customer contracts sold within any given monthly period have an initial contractual term of either 12, 24 or 36 months. Based on information from the Company’s customer account records, the weighted average initial contract terms for the periods presented above were calculated by multiplying the applicable initial monthly term by the percentage of deferred customer acquisition costs for that initial term category (i.e., as a percentage of the total deferred customer acquisition costs incurred for such period). The following illustrates this calculation:

Initial Contract Term	Total Deferred Customer Acquisition Costs Incurred in the Period	% of Total Def. Customer Acq. Costs	Weighted Average Initial Contract Term
12 months	$75,000	15%	1.8
24 months	$100,000	20%	4.8
36 months	$325,000	65%	23.4
Total	$500,000	100%	30.0

Securities and Exchange Commission

December 3, 2007

SFAS 91 Analysis

Paragraph 4 of SFAS 91 expressly permits the aggregation of similar contracts for purposes of recognizing net fees or costs if the resulting recognition does not differ materially from the amount that would be recognized on an individual contract basis. As explained in the Company’s prior submissions on this comment, the Company has aggregated similar contracts within the meaning of paragraph 4 for purposes of utilizing a 24-month period to amortize deferred customer acquisition costs incurred under these contracts. The vast majority of the Company’s customer contracts, which totaled over 50,000 as of September 30, 2007, have standard terms that differ principally with respect to the length of their initial terms.

As indicated on Attachment A, if the Company had amortized deferred customer acquisition costs over the actual contract lives of the customer contracts originated during the applicable fiscal period, rather than amortizing those costs over 24 months, total depreciation and amortization expense would have decreased from recorded expense by 1.7% in fiscal 2004, 4.0% in fiscal 2005 and 0.2% in fiscal 2006, and would have increased over recorded expense by 2.2% in the nine months ended September 30, 2007. In evaluating the difference in expense resulting from application of the individual contract amortization method, the Company considered the following factors:

•	The financial statements for the fiscal periods presented in this response reflect a positive trend in the Company’s operating results. The Company believes that any user of its financial statements would not draw a different conclusion regarding the Company’s improvement in historical operating results if the alternative accounting method had been utilized.

•	The Company’s policy of amortizing deferred customer acquisition costs over 24 months has been consistently applied. The net effect on depreciation and amortization expense between the two accounting methods for any given amount of assets placed in a fiscal period is zero over a period of approximately 31 to 33 months. Attachment B is presented to facilitate the staff’s assessment of this point.

Based on the foregoing analysis, the Company was able to conclude that amortization expense of deferred customer acquisition costs, if calculated on an individual contract basis, would not have caused a user of the financial statements to reach a different conclusion regarding the Company’s operating results and financial condition and, accordingly, that using a 24-month amortization period applied on an aggregate basis represents an acceptable accounting method under Statement 91.

SAB 99 Analysis

Differences Between Accounting Methods Not Misstatements. As requested by the staff,

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December 3, 2007

the Company has presented below its analysis under SAB 99 of the materiality of the difference between amortization expense recorded on an aggregation of contracts basis and amortization expense calculated on an individual contract basis. The Company has applied generally accepted accounting principles in accounting for its amortization of deferred customer acquisition costs. The Company believes that it has demonstrated that its use of the aggregation of contracts method related to such costs is appropriate under paragraph 4 of Statement 91 because expense under the aggregation method does not differ materially from expense under a contract-by-contract calculation. Any difference between these methods does not reflect an error or misstatement in the financial statements, but rather reflects an immaterial difference between the application of two accounting methods. The Company has used the aggregation method for all fiscal periods presented because the result does not differ materially among periods and because it reinforces the expectation that an accounting principle has been consistently applied. Therefore, although the Company has provided the analysis outlined by SAB 99, it does not believe that differences between two acceptable methods to apply an accounting principle should be viewed as misstatements considered by the examples in SAB 99.

Principles of SAB 99 Analysis. In evaluating the materiality of the difference between amortization expense recorded on an aggregation of contracts basis and amortization expense calculated on an individual contract basis, the Company considered the following two key principles underlying materiality assessments as set forth in SAB 99:

•	an item is material to a user of the Company’s financial statements “if there is a substantial likelihood that a reasonable person would consider it important”; and

•	the facts relating to the financial statement item must be viewed in the context of all “surrounding circumstances,” which requires consideration not only of the size of the item in numerical or percentage terms, but also of “the factual context in which the user of financial statements would view the financial statement item.”

As discussed below, the Company does not believe that a reasonable user of the Company’s financial statements would consider important the fact that the Company’s use of the aggregation of contracts amortization method results in recognition of amortization expense that differs slightly from the amortization expense which the Company would record under the individual contract amortization method.

Operating and Financial Trends and Results. The Company believes that users of its financial statements will evaluate the statements in light of the fact that operationally the Company is emerging from an extended turnaround period. The financial statements for the fiscal periods presented in this response reflect the effects of various reorganizations and restructurings implemented by the Company since the Company announced in November 2004, two years after it had emerged from Chapter 11 bankruptcy proceedings, that an ongoing deterioration in its financial performance had severely affected its liquidity position and business prospects. Since that time, throughout fiscal 2005 and 2006 and into fiscal 2007, the Company has been pursuing a turnaround plan in which it:

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December 3, 2007

•	recruited a new management team in February 2005, which has substantially reorganized the Company’s operations;

•	restructured and refinanced its senior secured indebtedness in March and July 2005;

•	sold significant assets not integral to its network operations in September 2005;

•	restructured and incurred additional indebtedness in October and November 2006; and

•	completed a comprehensive recapitalization in July 2007.

As a result of the success of its turnaround plan, the Company has experienced significant positive operating trends since fiscal 2004. During this period, the Company has reported a steady growth in its core integrated local revenues, continued improvement in gross margin, and significantly enhanced operating cash flows. In addition, the recapitalization completed in July 2007 has substantially strengthened the Company’s balance sheet by reducing its total outstanding indebtedness and annual borrowing costs.

Quantitative Assessment of Materiality. As discussed above, the information set forth on Attachment A shows, for the fiscal periods indicated, the quantitative effect on amortization and depreciation expense and other financial statement line items of use of the individual contract amortization method compared to amortization expense actually recorded by the Company under the aggregation of contracts amortization method.

With the exception of the effect of the use of the individual contract amortization method on operating (loss) for three fiscal periods and total stockholders’ equity (deficit) as of two balance sheet dates, the use of that method for the fiscal periods presented would have increased or decreased recorded income statement and balance sheet amounts by less than 5% and, in most cases, substantially less than 5%. SAB 99 recognizes that the use of a numerical threshold such as 5% may provide the basis for a preliminary assumption – before considering all relevant circumstances – that a deviation from the specified percentage with respect to a particular financial statement line item is unlikely to be material. The circumstances described below, including SAB 99’s qualitative materiality factors, relevant to a materiality assessment of the line item amounts that would change by more than 5% are equally applicable to a materiality assessment of the foregoing items that would change by less than 5%.

The difference in amortization expense calculated under the individual contract amortization method would have:

•	increased operating loss by 50% ($1.2 million) for the nine months ended September 30, 2007, increased operating income by 18.3% ($120,000) for fiscal 2006 and reduced operating loss by 21.3% ($2.1 million) for fiscal 2005; and

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December 3, 2007

•	increased total stockholders’ equity by 106.6% ($3.0 million) as of September 30, 2007 and reduced total stockholders’ deficit by 12.9% ($4.1 million) as of December 31, 2005.

The Company believes that, when considered in the context of the Company’s overall operating and financial trends and results, as required by the guidance in SAB 99, the foregoing differences from recorded amounts based on the use of the individual contract amortization method would not change a reasonable person’s assessment of the Company’s operating results or financial condition.

As explained above, the Company’s improved operating performance since fiscal 2004 has been reflected in positive trends in operating income (loss). The Company does not believe that modest adjustments to the recorded amounts of non-cash charges resulting from an alternative accounting method would cause any user of the financial statements to revise its evaluation of the Company’s operating results. Nor would the changes to total stockholders’ equity (deficit) resulting from an alternative accounting method change an investor’s perception that the Company’s continuing significant net losses will erode stockholders’ equity and increase stockholders’ deficit. Net losses resulted in a change from stockholders’ equity of $3.6 million as of December 31, 2004 to a stockholders’ deficit of $31.7 million as of December 31, 2005 and a stockholders’ deficit of $91.0 million as of December 31, 2006. The recorded stockholders’ equity of $2.8 million as of September 30, 2007 was solely attributable to accounting adjustments for the recapitalization completed in July 2007. The Company expects that, as a result of the net loss anticipated for full-year 2007, the Company will record a stockholders’ deficit for 2007.

In addition, the Company believes that any user of the financial statements would take into account that the differences in amortization expense would not have any effect on the Company’s reported cash flows. Further, the Company notes that investors in telecommunications companies such as ITC^DeltaCom largely evaluate the financial performance of those companies by reference to various non-GAAP, cash flow-oriented financial measures which they consider have a strong correlation to core operating performance. The principal such measure, EBITDA (or earnings before interest, taxes, depreciation and amortization), which the Company discloses as a supplemental indicator of performance, excludes amortization expense.

Qualitative Assessment of Materiality. SAB 99 states that the magnitude of an item by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment. The matters

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December 3, 2007

discussed below represent qualitative factors set forth in SAB 99 that should be considered when evaluating materiality. For the reasons indicated, the Company believes that the difference in amortization expense set forth on Attachment A is not material for any fiscal period presented under any of the qualitative factors.

In its qualitative materiality analysis, the Company considered the following:

•	Whether the difference in amortization expense marks a change in earnings or other trends. As explained above, the recording of slightly different amounts of amortization expense under the individual contract amortization method would not materially affect net loss or mask the operating trends experienced by the Company during the fiscal periods presented.

•	Whether the difference in amortization expense hides a failure to meet analysts’ consensus expectations for the enterprise. The Company is not covered by securities analysts and does not provide market “guidance” as to its expected financial results. The Company includes historical supplemental information concerning EBITDA in its periodic filings and earnings releases to provide information to investors concerning its core operating performance, which is not affected by levels of amortization expense.

•	Whether the difference in amortization expense changes a loss into income or vice versa. The difference in amortization expense would not have changed a loss into income or vice versa for any fiscal period presented. For fiscal 2005 and 2005, the recording of less amortization expense under the individual contract amortization method would not have turned any of the substantial operating and net losses recorded by the Company into income. For fiscal 2006, the recording of less amortization expense would have slightly increased the small operating income and slightly reduced the substantial net loss reported for that period. For the nine months ended September 30, 2007, the recording of additional amortization expense would have reduced operating and net losses.

•	Whether the difference in amortization expense concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The Company operates in one segment. The difference in amortization expense does not concern any particular portion of the Company’s business, but rather relates to recovery of customer acquisition costs over customer contracts for substantially all of the Company’s service and product offerings.

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December 3, 2007

•	Whether the difference in amortization expense affects the registrant’s compliance with regulatory requirements. The Company’s compliance with its federal or state regulatory requirements is not affected by its financial results.

•	Whether the difference in amortization expense affects the registrant’s compliance with loan covenants or other contractual requirements. The Company’s compliance with loan covenants or other contractual requirements would not be affected by the recording of different amortization expense. Most of the Company’s loan financial covenants require achievement of minimum levels of EBITDA, which, as noted, excludes amortization expense.

•	Whether the difference in amortization expense has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. No element of management’s compensation for any fiscal period would be affected by the recording of different amortization expense. Management’s incentive compensation is principally determined by achievement of specified levels of adjusted EBITDA, which, as noted, excludes amortization expense, and free cash flow, which is unaffected by amortization expense.

•	Whether the difference in amortization expense involves concealment of an unlawful transaction. The difference in amortization expense reflects the differences between two acceptable accounting methods to apply an accounting principle and, accordingly, does not involve concealment of an unlawful transaction.

Conclusion. The Company does not believe that differences between two acceptable methods to apply an accounting principle should be viewed as misstatements considered by the examples in SAB 99. If a SAB 99 analysis is to be undertaken, however, an assessment of materiality requires an evaluation of all of the “surrounding circumstances” and the “factual context,” including not only the size of the difference in amortization expense calculated under the aggregation of contracts and individual contract amortization methods, but also how users of the financial statements would view the item. This means that the qualitative as well as quantitative factors need to be considered. The Company does not believe that the judgment of a reasonable person relying on the Company’s results to assess its performance or prospects would have been changed or influenced if the Company had recorded amortization expense on an individual contract basis. The differences in expense between the two amortization methods are relatively small and the recording of additional or reduced amortization expense would not have turned an income into a loss (or vice versa), masked any operating trends, or implicated any of the other qualitative factors set forth in SAB 99.

* * * * *

Securities and Exchange Commission

December 3, 2007

If the staff would like additional information, or has any questions or comments, with respect to the foregoing matters, please contact the undersigned at telephone number 256-382-3827.

Very truly yours,

/s/ Richard E. Fish, Jr.
Richard E. Fish, Jr.
Chief Financial Officer

Enclosures:	Attachment A
Attachment B

cc:	BDO Seidman, LLP
Hogan & Hartson L.L.P.

Attachment A

ITC^DeltaCom, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except percentage data)

	Nine Months Ended Sept 30, 2007		Year Ended December 31,
			2006		2005		2004
As Reported:
Depreciation and amortization	55,087		59,832		53,187		87,108
Total operating expenses	372,549		486,983		530,314		808,752
OPERATING INCOME (LOSS)	(2,382)		657		(9,913)		(225,125)
LOSS BEFORE INCOME TAXES	(165,384)		(53,459)		(50,849)		(247,228)
NET LOSS	(165,384)		(53,459)		(50,849)		(247,228)

As If:
Depreciation and amortization	56,277		59,712		51,079		85,589
Total operating expenses	373,739		486,863		528,206		807,233
OPERATING INCOME (LOSS)	(3,572)		777		(7,805)		(223,606)
LOSS BEFORE INCOME TAXES	(166,574)		(53,339)		(48,741)		(245,709)
NET LOSS	(166,574)		(53,339)		(48,741)		(245,709)

Net Effect:
Depreciation and amortization	1,190	2.2%	(120)	-0.2%	(2,108)	-4.0%	(1,519)	-1.7%
Total operating expenses	1,190	0.3%	(120)	0.0%	(2,108)	-0.4%	(1,519)	-0.2%
OPERATING INCOME (LOSS)	(1,190)	50.0%	120	18.3%	2,108	-21.3%	1,519	-0.7%
LOSS BEFORE INCOME TAXES	(1,190)	0.7%	120	-0.2%	2,108	-4.1%	1,519	-0.6%
NET LOSS	(1,190)	0.7%	120	-0.2%	2,108	-4.1%	1,519	-0.6%

Consolidated Balance Sheets

(In thousands, except percentage data)

	Nine Months Ended Sept 30, 2007		Year Ended December 31,
			2006		2005
As Reported:
Property, Plant and Equipment	224,571		242,519		254,558
Total Assets	410,020		435,582		456,758
Accumulated deficit	(672,419)		(406,743)		(345,839)
Total Stockholders’ Equity (Deficit)	2,810		(91,039)		(31,654)

As If:
Property, Plant and Equipment	227,567		246,705		258,624
Total Assets	413,016		439,768		460,824
Accumulated deficit	(669,423)		(402,557)		(341,773)
Total Stockholders’ Equity (Deficit)	5,806		(86,853)		(27,588)

Net Effect:
Property, Plant and Equipment	2,996	1.3%	4,186	1.7%	4,066	1.6%
Total Assets	2,996	0.7%	4,186	0.9%	4,066	0.8%
Accumulated deficit	2,996	-0.4%	4,186	-1.0%	4,066	-1.1%
Total Stockholders’ Equity (Deficit)	2,996	106.6%	4,186	-4.6%	4,066	-12.9%

Attachment B

ITC^DeltaCom, Inc. and Subsidiaries

Summary Comparison of

Amortization Methodologies

		2003	2004	2005	2006	2007	Cummulative Amortization
	Amortization Methodology
Yearly Assets Placed:
2003	Aggregation Methodology	$2,091,374	$3,863,903	$1,772,529	$—	$—	$7,727,806
	Contract by Contract Methodology	1,651,606	3,092,239	2,416,799	567,163	—	$7,727,806

	Net Effect	$439,767	$771,664	$(644,269)	$(567,163)	$—	$—

2004	Aggregation Methodology	$—	$4,230,512	$8,905,447	$4,674,934	$—	$17,810,893
	Contract by Contract Methodology	—	3,483,405	6,849,915	5,992,070	1,485,503	$17,810,893

	Net Effect	$—	$747,107	$2,055,531	$(1,317,135)	$(1,485,503)	$—

2005	Aggregation Methodology	$—	$—	$3,348,229	$7,403,623	$4,055,394	$14,807,245
	Contract by Contract Methodology	—	—	2,651,616	6,097,975	4,376,025	$13,125,616

	Net Effect	$—	$—	$696,613	$1,305,647	$(320,631)	$1,681,629

2006	Aggregation Methodology	$—	$—	$—	$5,082,964	$8,759,473	$13,842,437
	Contract by Contract Methodology	—	—	—	4,384,526	8,212,364	$12,596,890

	Net Effect	$—	$—	$—	$698,438	$547,109	$1,245,547

2007	Aggregation Methodology	$—	$—	$—	$—	$2,502,348	$2,502,348
	Contract by Contract Methodology	—	—	—	—	2,433,583	$2,433,583

	Net Effect	$—	$—	$—	$—	$68,765	$68,765

	Total Net Effect	$439,767	$1,518,771	$2,107,875	$119,787	$(1,190,260)	$2,995,941